November 22, 2019

John Melo
President and Chief Executive Officer
Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608

       Re: Amyris, Inc.
           Registration Statement on Form S-1
           Filed November 13, 2019
           File No. 333-234661

Dear Mr. Melo:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

General

1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the offering is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 John Melo
Amyris, Inc.
November 22, 2019
Page 2

      You may contact Joseph McCann at (202) 551-6262 or Celeste Murphy at
(202) 551-
3257 with any questions.



                                                       Sincerely,
FirstName LastNameJohn Melo
                                                       Division of Corporation
Finance
Comapany NameAmyris, Inc.
                                                       Office of Life Sciences
November 22, 2019 Page 2
cc:       Ryan Mitteness
FirstName LastName